File No. 69-284

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption

Under Rule U-3A-2 from the Provisions of the

Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

HAWAIIAN ELECTRIC INDUSTRIES, INC. and

HAWAIIAN ELECTRIC COMPANY, INC.

each hereby files with the Securities and Exchange Commission (SEC), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA), and submits the following information:

1.	Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Hawaiian Electric Industries, Inc. (HEI) was incorporated under the laws of the State of Hawaii on July 20, 1981, for the purpose of becoming the holding company of Hawaiian Electric Company, Inc. (HECO) and its subsidiaries. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. The restructuring became effective (i.e., HEI became the holding company of HECO) on July 1, 1983. HEI is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of its direct subsidiaries (most of which are not significant subsidiaries), including the common stock of HECO, Malama Pacific Corp. (MPC), The Old Oahu Tug Service, Inc. (TOOTS), HEI Diversified, Inc. (HEIDI), HEI Properties, Inc. (HEIPI), Pacific Energy Conservation Services, Inc. (PECS), HEI Power Corp. (HEIPC), HEI District Cooling, Inc. (HEIDC), ProVision Technologies, Inc. (ProVision), HEI Leasing, Inc. (HEILI), Hycap Management, Inc. (Hycap), Hawaiian Electric Industries Capital Trust I (HEI Trust I), Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III. HEI and its direct and indirect subsidiaries are collectively referred to as the Company. As of December 31, 2002, HEI also owned three series of income notes with a face amount of $45.8 million and an estimated fair value and carrying value of $8.0 million and held cash and cash equivalents of $25.1 million, intercompany notes and receivables of $7.2 million and other assets aggregating approximately $7.0 million

HECO is the parent company of Hawaii Electric Light Company, Inc. (HELCO), Maui Electric Company, Limited (MECO), HECO Capital Trust I (HECO Trust I), HECO Capital Trust II (HECO Trust II) and Renewable Hawaii, Inc. (RHI).HECO was incorporated under the laws of the

Kingdom of Hawaii on October 13, 1891, under the name of The Hawaiian Electric Company, Limited. Its name was changed to Hawaiian Electric Company, Inc., on March 16, 1964. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Oahu, State of Hawaii. HELCO was incorporated under the laws of the Republic of Hawaii on December 5, 1894. Its principal executive office is located at 1200 Kilauea Avenue, Hilo, Hawaii 96720. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Hawaii, State of Hawaii. MECO was incorporated under the laws of the Territory of Hawaii on April 28, 1921, and purchased the franchise and certain assets of Island Electric Company, Limited, which had been organized in 1911. Its principal executive office is located at 210 Kamehameha Avenue, Kahului, Maui, Hawaii 96732. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the islands of Maui, Lanai and Molokai, all located in the State of Hawaii. HECO Trust I was formed under the laws of the State of Delaware on December 31, 1996. HECO Trust I is a statutory business trust formed for the exclusive purposes of (i) issuing and selling its common securities to HECO and its 8.05% Cumulative Quarterly Income Preferred Securities, Series 1997 (QUIPS I) to the public in an underwritten public offering in March 1997, (ii) using the proceeds from the sale of QUIPS I and the common securities to acquire 8.05% Junior Subordinated Deferrable Interest Debentures, Series 1997 issued by HECO and its subsidiaries, MECO and HELCO, (iii) maintaining the status of HECO Trust I as a grantor trust for United States federal income tax purposes and (iv) engaging in only those other activities necessary, convenient or incidental thereto. HECO Trust II was formed under the laws of the State of Delaware on October 15, 1998. HECO Trust II is a statutory business trust formed for the exclusive purposes of (i) issuing and selling its common securities to HECO and its 7.30% Cumulative Quarterly Income Preferred Securities, Series 1998 (QUIPS II) to the public in an underwritten public offering in December 1998, (ii) using the proceeds from the sale of QUIPS II and the common securities to acquire 7.30% Junior Subordinated Deferrable Interest Debentures, Series 1998 issued by HECO and its subsidiaries, MECO and HELCO, (iii) maintaining the status of HECO Trust II as a grantor trust for United States federal income tax purposes and (iv) engaging in only those other activities necessary, convenient or incidental thereto. The Bank of New York is the corporate trustee of HECO Trust I and HECO Trust II and its principal administrative offices are located at 101 Barclay Street 21st floor, New York, New York 10286. RHI was formed under the laws of the State of Hawaii on December 19, 2002 to invest in renewable energy projects. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813.

MPC’s principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. MPC was incorporated under the laws of the State of Hawaii on December 5, 1985. MPC and its subsidiaries are nonutility companies which were organized to invest in, develop and sell real estate. On September 14, 1998, the Board of Directors of HEI adopted a plan to exit the residential real estate development business (engaged in by MPC and its subsidiaries). Accordingly, MPC management commenced a program to sell all of MPC’s real estate assets and investments and HEI reported MPC as a discontinued operation in the Company’s consolidated statements of income in the third quarter of 1998. As real estate assets and investments have been sold or transferred, the entities which held them and entities which were no longer active have been dissolved. In 2002, Malama Development Corp. and Malama Mohala Corp.were dissolved.

Dillingham Tug & Barge Corporation was incorporated under the laws of the State of Hawaii on March 16, 1972, and changed its name to Hawaiian Tug & Barge Corp. (HTB) on October 1, 1986 when HEI acquired HTB from Dillingham Corporation. On November 10, 1999, the sale of substantially all of the operating assets of HTB was closed and HTB’s name was changed to TOOTS. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HTB was a nonutility company organized to provide charter towing and harbor-assist services primarily within the State of Hawaii. TOOTS no longer provides charter towing and harbor–assist towing services and is currently conducting shut–down activities, after which it is expected to be dissolved.

HEIDI is the parent company of American Savings Bank, F.S.B. (ASB), which is the parent company of American Savings Investment Services Corp. (ASISC, which is the parent company of Bishop Insurance Agency of Hawaii, Inc.), AdCommunications, Inc., American Savings Mortgage Co., Inc., ASB Service Corporation and ASB Realty Corporation. HEIDI was incorporated under the laws of the State of Hawaii on January 6, 1988. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of ASB and notes receivable from HEI and HEIPC. Also owns a small percentage (0.2%) of ASB Realty Corporation’s common stock. ASB was chartered by the Federal Home Loan Bank as a federal savings bank on January 23, 1987, and is qualified to do business in the State of Hawaii. Its subsidiaries were incorporated under the laws of the State of Hawaii. The principal executive offices of ASB and its subsidiaries are located at 915 Fort Street Mall, Honolulu, Hawaii 96813. ASB and its subsidiaries are nonutility companies providing financial and related services. HEI acquired ASB on May 26, 1988. ASB’s business consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to (1) make residential and other real estate-related loans which enable borrowers to purchase, refinance, construct or improve real estate, (2) invest in loans secured by real estate and in mortgage-related and other securities, and (3) make various types of business, commercial and consumer loans. ASB Service Corporation, which was incorporated on October 23, 1990, holds real estate for use by ASB employees; American Savings Mortgage Co., Inc., which was incorporated on October 23, 1990, is a mortgage brokerage company; AdCommunications, Inc., which was incorporated on October 23, 1990, is an advertising agency; ASISC, which was incorporated on October 11, 1990, markets insurance and investment products; and ASB Realty Corporation, which was incorporated on March 27, 1998 and is a real estate investment trust, owns and manages real estate assets. On March 15, 2001, ASISC acquired all of the capital stock of Bishop Insurance Agency of Hawaii, Inc. (BIA), which was incorporated as LKP Corp. under the laws of the State of Hawaii on February 23, 1984. LKP Corp. changed its name to BIA on May 18, 1984, and BIA primarily markets commercial property and casualty insurance products as an insurance agency.

HEIPI was incorporated under the laws of the State of Hawaii on February 9, 1998 as HEIDI Real Estate Corp., and its name was changed to HEIPI on September 23, 1999. Ownership of HEIPI was transferred to HEI by HEIDI on November 18, 1999. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEIPI was formed as a nonutility company to hold real estate and related assets. HEIPI is a nonutility company which holds passive investments.

PECS was incorporated under the laws of the State of Hawaii on August 12, 1994. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. PECS was formed as a nonutility service company to promote energy conservation in Hawaii and the Pacific Basin, but had no operations until December 1996. PECS currently is a contract services company providing limited services to an affiliate.

HEIPC is the parent company of HEI Power Corp. Saipan and HEI Power Corp. International, which is the parent company of HEIPC Philippine Development, LLC, Lake Mainit Power, LLC, HEI Power Corp. Philippines (formerly HEIPC Phnom Penh Power (General), LLC), LLC, HEI Power Corp. China, HEI Power Corp. China II, the 100% owner of United Power Pacific Company Limited (UPP), which in turn is the 75% owner of Baotou Tianjiao Power Co., Ltd. (a foreign utility company, see items 4a and 4b), HEI Power Corp. China III and HEI Power Corp. China IV. HEIPC is also the parent company of HEI Investments, Inc. (HEIII).

HEIPC was incorporated under the laws of the State of Hawaii on March 24, 1995. Its principal executive office is located at 1001 Bishop Street, American Savings Bank Tower, Honolulu, Hawaii 96813. It is a nonutility company originally formed to pursue independent power and integrated energy services projects in Asia and the Pacific. Those direct and indirect subsidiaries of HEIPC which are not foreign utility companies were originally formed generally for the purposes of directly or indirectly acquiring and maintaining an interest in one or more foreign utility companies or developing or operating utility facilities in foreign countries. On October 23, 2001, the board of directors of HEI adopted a formal plan to exit the international power business (engaged in by HEIPC and its subsidiaries, the HEIPC Group). Accordingly, HEIPC management commenced a program to dispose of all the HEIPC Group’s remaining projects and investments and HEI recorded HEIPC as a discontinued operation in the Company’s consolidated statements of income in the third quarter of 2001.

On November 21, 2001, HEI sold HEI Power Corp. Guam to Mirant Asia-Pacific (Guam) Investments, Inc. for a nominal gain. All of HEIPC’s other direct and indirect subsidiaries will be wound up in due course as the HEIPC Group disposes of its remaining projects and investments.

The following are existing direct and indirect subsidiaries of HEIPC which have their principal executive offices at Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies (Cayman Location) and were incorporated under the laws of the Cayman Islands (incorporation dates are noted in parentheses) and which were active until the decision was made to exit the international power business: HEI Power Corp. International (International) (April 10, 1996); HEIPC Philippine Development, LLC (Philippine Develop) (September 9, 1996); and HEI Power Corp. Philippines (April 24, 1996). Lake Mainit Power, LLC is a subsidiary of HEIPC at the Cayman Location which was incorporated under the laws of the Cayman Islands on May 21, 1996 but which at all times has been inactive. In accordance with the plan to exit the international power business the following additional former indirect subsidiaries were struck from the official register of companies in the Cayman Islands and thereupon dissolved (date of dissolution is noted in the parentheses): HEIPC Philippine Ventures (March 29, 2002); HEIPC Bulacan I, LLC (March 29, 2002); Bulacan II, LLC (March 29, 2002); HEIPC Cambodia Ventures (March 29, 2002); and, HEIPC Phnom Penh Power (Limited), LLC (March 29, 2002).

The following are indirect subsidiaries of HEIPC which have their principal executive offices at 10, Frere Felix Valis St., Port-Louis, Mauritius (Mauritius Location) and were incorporated under the laws of Mauritius (incorporation dates are noted in parentheses) and which were active until the decision was made to exit the international power business: HEI Power Corp. China (December 10, 1997); HEI Power Corp. China II (China II) (June 10, 1998); and UPP (June 29, 1998). The following are indirect subsidiaries of HEIPC at the Mauritius Location which were incorporated under the laws of Mauritius (incorporation dates are noted in parentheses) but which at all times have been inactive: HEI Power Corp. China III (June 24, 1998) and HEI Power Corp. China IV (June 24, 1998).

HEI Power Corp. Saipan (incorporated April 1, 1998) is a direct subsidiary of HEIPC incorporated under the laws of the Commonwealth of the Northern Mariana Islands, with its principal executive offices at P.O. Box 410, Saipan, MP 96950, and is undergoing dissolution.

On January 26, 2000, HEI Investment Corp. (HEIIC) changed its name to HEIII. HEIIC was incorporated under the laws of the State of Hawaii on May 25, 1984. HEIII’s principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It holds investments in leveraged leases. In February 2000, HEIII was recapitalized and all its common stock and one series of its preferred stock was contributed to HEIPC. In March 2000, HEIII registered (i.e., continued) in Nova Scotia, Canada and its subsidiary, HEIPC Philippines Holding Co., Inc. (Phil Holding), acquired an indirect interest in East Asia Power Resources Corporation (EAPRC), (a foreign utility company) through a 50% interest in EPHE Philippines Energy Company (EPHE), Inc. Phil Holding, a subsidiary of HEIII, was incorporated on February 8, 2000, under the laws of the Republic of the Philippines. In December 2000, Phil Holding wrote off its indirect investment in EAPRC. In December 2001, HEIII, a Hawaii corporation, withdrew its registration to do business in Nova Scotia, Canada. This was accomplished by continuing out of Nova Scotia, domesticating in Delaware and then merging the Delaware registered corporation into the pre-existing Hawaii corporation. On July 4, 2002, Phil Holding was dissolved by shortening its term of its existence. Thereafter, the capital stock of EPHE held by Phil Holding at the time of its dissolution was held by trustees-in-liquidation until the Philippine Securities and Exchange Commission approved, on December 10, 2002, EPHE’s capital stock reduction which cancelled those shares previously held by Phil Holding.

On December 30, 1985, HEIIC (now known as HEIII) acquired, as part of its investment portfolio, a 15.1899% undivided interest in Plant Robert W. Scherer Unit No. 2, an 818-megawatt (MW) coal-fired generating unit located in Monroe County, Georgia in a sale and leaseback transaction (the Transaction) with Oglethorpe Power Corporation (An Electric Membership Generation and Transmission Corporation). The Transaction is described in the Form U-7D filed by the Wilmington Trust Company and William J. Wade, owner trustees on behalf of HEIIC on December 30, 1985. The Transaction is also the subject of letters (dated December 16 and 24, 1985), from Mudge Rose Guthrie Alexander and Ferdon to the SEC, to which a reply was sent by Mr. Lewis B. Reich, Special Counsel (Reference No. 85-1216E-OPUR). Two amendments to the Form U-7D were filed on October 20, 1986 and on January 16, 1998 for the refinancings of the nonrecourse debt secured by this lease interest. These refinancings had no impact on HEIIC’s investment return because, under the lease agreement, the lessee is entitled to the benefit of any refinancing. The undersigned takes the position that the passive nature of the ownership by HEIIC which results from its participation in the Transaction is exactly comparable to the form of ownership which would qualify under Rule 7(d)(1) under PUHCA. Accordingly, although the information contained in the aforesaid Amendment No. 1 was submitted, the undersigned and HEIIC reserve all rights to claim (and do hereby claim) that by virtue of HEIIC’s participation in the Transaction, HEIIC has not acquired “ownership” of facilities used for the generation, transmission or distribution of electric energy for sale so as to result in HEIIC’s becoming an “electric utility company” as defined in Section 2(a)(3) of the Act.

Other direct or indirect subsidiaries or investments of HEIPC which are (or were) foreign utility companies are listed under item 4a.

HEIDC was incorporated under the laws of the State of Hawaii on August 17, 1998. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEIDC was formed to develop, build, own, operate and/or maintain, either directly or indirectly, central chilled water, cooling system facilities, and other energy related products and services for commercial and residential buildings. HEIDC currently owns no significant assets and is inactive.

ProVision was incorporated under the laws of the State of Hawaii on October 13, 1998. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. ProVision was formed to sell, install, operate and maintain on-site power generation equipment and auxiliary appliances in Hawaii and the Pacific Rim.

HEILI was incorporated under the laws of the State of Hawaii on February 28, 2000. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEILI was formed to own real estate subject to leases. HEILI currently owns no significant assets and is inactive.

Hycap was incorporated under the laws of the State of Delaware on January 22, 1997. Its registered agent’s office is located at PL&F Service, One Rodney Square, 10th Floor, Tenth and

King Streets, Wilmington, Delaware 19801. Hycap is a nonutility company formed in connection with a trust preferred securities offering to be the sole general partner of HEI Preferred Funding, LP (the Partnership). The Partnership is a limited partnership formed under the Delaware Revised Uniform Limited Partnership Act, as amended, pursuant to an agreement of limited partnership and the filing of a certificate of limited partnership with the Secretary of State on December 23, 1996, which was subsequently amended by an amended and restated agreement of limited partnership dated as of February 1, 1997. Its principal executive office is located at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801. The Partnership is managed by the general partner and exists for the exclusive purposes of (a) purchasing certain eligible debt instruments of HEI and the wholly owned subsidiaries of HEI (collectively, the Affiliate Investment Instruments) and certain U.S. government obligations and commercial paper of unaffiliated entities (Eligible Debt Securities) with the proceeds from (i) the sale of its Partnership Preferred Securities, representing limited partner interests in the Partnership, to HEI Trust I and (ii) a capital contribution by HEI in exchange for the general partner interest in the Partnership, (b) receiving interest and other payments on the Affiliate Investment Instruments and the Eligible Debt Securities held by the Partnership from time to time, (c) making distributions on the Partnership Preferred Securities and distributions on the general partner interest in the Partnership if, as and when declared by the general partner in its sole discretion, (d) subject to the restrictions and conditions contained in the Agreement of Limited Partnership, making additional investments in Affiliate Investment Instruments and Eligible Debt Securities and disposing of any such investments and (e) except as otherwise limited in the Agreement of Limited Partnership, entering into, making and performing all contracts and other undertakings, and engaging in those activities and transactions as the general partner deems necessary or advisable for carrying out the purposes of the Partnership.

HEI Trust I, Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III were formed under the laws of the State of Delaware on December 19, 1996. The Bank of New York is the corporate trustee of each of these trusts and its principal administrative office is located at 101 Barclay Street, 21st Floor, New York, NY 10286. HEI Trust I is a statutory business trust formed for the exclusive purposes of (i) issuing in February of 1997 its 8.36% Trust Originated Preferred Securities and its 8.36% Common Securities, (ii) purchasing the 8.36% Partnership Preferred Securities, representing the limited partner interests in HEI Preferred Funding, LP, with the proceeds from the sale of Trust Originated Preferred Securities and Common Securities, (iii) receiving distributions on the Partnership Preferred Securities, (iv) making distributions on the Trust Originated Preferred Securities, and (v) engaging in only those other activities necessary or incidental thereto. Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III have at all times been inactive.

2.	A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

HEI is a nonutility holding company which currently conducts no business and owns no material assets other than as listed under item 1. Currently, the consolidated revenues of HEI are derived primarily from electric service, bank operations and passive investments.

HECO owns and operates three electric generating plants located on the island of Oahu, with an aggregate generating capability of 1,263 MW as of December 31, 2002. HECO’s power purchase agreements (PPAs) with Kalaeloa Partners, L.P., AES Barbers Point, Inc. and Honolulu Resource Recovery Venture each provided for an additional 180 MW, 180 MW and 46 MW, respectively, of firm generating capability as of December 31, 2002.

HELCO owns and operates electric generating equipment with an aggregate generating capability of 151 MW as of December 31, 2002. Its five power plants are located on the island of Hawaii. Under PPAs with Puna Geothermal Venture, Hilo Coast Power Company and Hamakua Energy Partners, L.P., HELCO was being provided an additional 88 MW of firm generating capability as of December 31, 2002. HELCO currently owns four small run-of-river hydro units, of which three are currently operating, and a windfarm at Lalamilo, which consists of 60 operating wind machines with a total operating capacity of 1.2 MW as of December 31, 2002.

MECO owns and operates electric generating equipment located on the islands of Maui, Lanai and Molokai, with an aggregate generating capability of 257 MW as of December 31, 2002. A PPA between MECO and a sugar company provided for an additional 16 MW of firm generating capability as of December 31, 2002.

HECO, HELCO and MECO also own land, buildings, overhead transmission lines, overhead distribution lines, underground cables, fully owned or jointly owned poles, steel or aluminum high voltage transmission towers, transmission and distribution substations, fuel oil storage facilities and other property and equipment used in the business of generating, purchasing, transmitting, distributing and selling electric energy.

3.	The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a)	Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

In 2002, HEI sold no kilowatthours of electric energy, HECO sold at retail 7,390,366,793 kwh. of electric energy, HELCO sold at retail 995,197,893 kwh. of electric energy, and MECO sold at retail 1,158,717,131 kwh. of electric energy.

(b)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

None.

(c)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

None.

(d)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

None.

4.	The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

On December 4, 1998, HEI acquired indirectly through Philippine Develop an interest in Cagayan Electric Power & Light Co., Inc. (CEPALCO) which has its principal executive offices at Cagayan de Oro City, Misamis Oriental, Philippines and is incorporated under the laws of the Philippines. After a subsequent purchase of common stock and the conversion of preferred stock to common stock, Philippine Develop currently owns approximately 22% of the outstanding common stock of CEPALCO. CEPALCO is a privately owned regulated local distribution company on the island of Mindanao. It operates and maintains three substations, with a total capacity of 75 MVA, and 47 kilometers of transmission lines (69 KV and 138 KV) and 1,000 kilometers of distribution lines. It also has an interest in Mindanao Energy Systems, Inc., a Philippine power generation company that owns and operates an 18.9 MW Bunker-C fed diesel power generating facility.

On or about September 3, 1998, HEI acquired an indirect 80% interest in UPP (through HEI’s indirect subsidiary China II) and an effective 60% interest in Baotou Tianjiao Power Co., Ltd. (Tianjiao) which has its principal executive offices at Suite 906, Baotou Youdian Building, Kun District, Baotou 014010, Inner Mongolia, China and is a Sino-foreign cooperative joint venture established under the laws of the People’s Republic of China. On December 30, 1999, China II acquired the remaining 20% interest in UPP for an effective 75% interest in Tianjiao. Tianjiao was formed to construct, operate, and maintain a 200-MW (net) coal-fired power plant in Baotou, Inner Mongolia, China, over a 22 year period, which includes construction. The power plant was planned to be built “inside the fence” for Baotou Iron & Steel (Group) Co., Ltd. (BaoSteel), which was to be the sole purchaser of the power. At the end of the term, the plant was to be transferred by Tianjiao to BaoSteel (which owns a 25% interest in Tianjiao). Construction was stopped, however, due to delays in obtaining a satisfactory interconnection agreement between Tianjiao and the Inner Mongolia Power Company (IMPC). The IMPC was seeking to limit the joint venture’s load, which is inconsistent with the terms of the project approvals and the power purchase contract. The HEIPC Group no longer believes a satisfactory interconnection arrangement can be obtained and intends to withdraw from the project. In the third quarter of 2001, the HEIPC Group wrote off its remaining investment in the project. The HEIPC Group is pursuing recovery of the $25 million of costs incurred in connection with the joint venture interest; however, there can be no assurance that any amounts will be recovered. (See item 1, HEI is exiting the international power business and will be disposing of all of the HEIPC Group projects and investments.)

On March 6, 2000, HEI acquired indirectly through Phil Holding a 50% interest in EPHE and thereby an approximately 46% indirect interest in EAPRC, which has its principal executive offices at 20th Floor, One Magnificent Mile Building, San Miguel Avenue, Pasig City, Metro Manila, Philippines and is incorporated under the laws of the Republic of the Philippines. At the time of the acquisition, EAPRC was a holding company primarily engaged in the electric generation business in Manila through its direct and indirect subsidiaries using land and barge-based generating facilities. In December 2000, Phil Holding wrote off its indirect investment in EAPRC. Phil Holding was dissolved in July 2002 by shortening the term of its existence.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

International owns all of the issued and outstanding shares of common stock of Philippine Develop. Philippine Develop owns approximately 22% of the common stock of CEPALCO.

International owns all of the issued and outstanding shares of common stock of China II. China II owns 100% of the issued and outstanding shares of UPP. UPP owns 75% of Tianjiao.

HEI owns all of the issued and outstanding shares of common stock of HEIPC. HEIPC owns all of the issued and outstanding shares of common stock of International.

(c)	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

As of December 31, 2002, HEI had invested, through HEIPC and its subsidiaries, $9.7 million in CEPALCO preferred and common stock of which $2.7 million had been written off in 2001. As of December 31, 2002, there were no intercompany borrowings by CEPALCO from HEI or any other HEI system company. As of December 31, 2002, HEI had not directly or indirectly guaranteed the securities of CEPALCO and there was no debt or other financial obligation relating to CEPALCO for which there was recourse against HEI or any other HEI system company (other than CEPALCO).

As of December 31, 2002, HEI had invested, through HEIPC and its subsidiaries, $25.1 million in connection with the Tianjiao project in China. As of December 31, 2002, the investment had been written off. As of December 31, 2002, there were no intercompany borrowings by Tianjiao from HEI or any other HEI system company. As of December 31, 2002, HEI had not directly or indirectly guaranteed the securities of Tianjiao and there was no debt or other financial obligation relating to Tianjiao for which there was recourse against HEI or any other HEI system company (other than Tianjiao), except for UPP’s conditional nonrecourse commitment to invest an additional 586 million Renminbi (approximately $70 million) in Tianjiao. It is UPP’s position that the conditions to the nonrecourse commitment have not been, and cannot now be, satisfied and it does not intend to make any further investment in Tianjiao.

As of December 31, 2002, HEI had invested, through HEIPC and its subsidiaries, $89.8 million in EAPRC and subsidiaries, of which all $89.8 million had been recorded as operating losses or written off in 2000 and 2001. As of December 31, 2002, there were no intercompany borrowings by EAPRC or EAPRC’s subsidiaries from HEI or any other HEI system company. HEI had indirectly guaranteed $10 million of EAPRC’s and a subsidiary’s loans, and the potential payment obligation under this guaranty was accrued as of December 31, 2000, simultaneously with the write-off of the investment in EAPRC. In the first quarter of 2001, HEI was released from $1.5 million of the guaranty obligation. Subsequently in 2002, HEI paid the remaining guaranty obligation of $8.5 million.

(d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

As of December 31, 2002, the investment in CEPALCO preferred and common stock was carried at $7 million. In 2002, Philippine Develop received approximately $30,000 in dividends from

CEPALCO. The HEIPC Group recognized an impairment loss on the CEPALCO investment of approximately $2.7 million in the third quarter of 2001.

As of December 31, 2002, the investment in Tianjiao was carried (on the HEI consolidated balance sheet) at nil. In 2002, HEIPC and its subsidiaries received no dividends (or other distributions) from Tianjiao and recorded no equity in earnings from Tianjiao.

(e)	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

CEPALCO and Tianjiao have no service, sales or construction contracts with any HEI affiliate. However, certain HEI affiliates provide general management and other services to Tianjiao in connection with UPP’s obligations under the cooperative joint venture agreement. The HEI affiliates receive no compensation from Tianjiao for these services.

EXHIBIT A

Unaudited consolidating statements of income and retained earnings of Hawaiian Electric Industries, Inc. and its subsidiary companies for the calendar year 2002, together with an unaudited consolidating balance sheet of Hawaiian Electric Industries, Inc. and its subsidiary companies as of December 31, 2002, are attached hereto as Exhibit A.

Unaudited consolidating income and retained earnings information for the calendar year 2002 for Hawaiian Electric Company, Inc. and its subsidiary companies, for HEI Diversified, Inc. and its subsidiary company, for American Savings Bank, F.S.B. and its subsidiary companies, and for American Savings Investment Services Corp. and its subsidiary, together with unaudited consolidating balance sheet information for said companies and their respective subsidiaries as of December 31, 2002, are attached hereto as Exhibits A-1 through A-4. Unaudited consolidating income, retained earnings and balance sheet information for MPC and its subsidiaries and HEIPC and its subsidiaries are not provided as they are being accounted for as discontinued operations in HEI’s consolidated financial statements.

EXHIBIT B

The following organizational chart shows the relationship to other system companies of each foreign utility company in which HEI has a direct or indirect interest.

HEI – HEIPC – International – China II – UPP – Tianjiao (UPP owns 75%)

HEI – HEIPC – International – Philippine Develop – CEPALCO (Philippine

Develop owns approximately 22% of the outstanding common shares)

Each of the above-named claimants has caused this statement to be duly executed on its behalf by its duly authorized officers on this 25th day of February 2003.

HAWAIIAN ELECTRIC INDUSTRIES, INC. Claimant

By:	/s/ ROBERT F. CLARKE
Robert F. Clarke
Chairman, President and Chief Executive Officer

ATTEST:

/s/ MOLLY M. EGGED	By:	/s/ PETER C. LEWIS
Molly M. Egged Assistant Secretary		Peter C. Lewis Vice President-Administration & Corporate Secretary

HAWAIIAN ELECTRIC COMPANY, INC. Claimant

By:	/s/ T. Michael May
T. Michael May
President and Chief Executive Officer

ATTEST:

/s/ MOLLY M. EGGED	By:	/s/ Jackie M. Erickson
Molly M. Egged Secretary		Jackie M. Erickson Vice President - Customer Operations/ General Counsel

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Peter C. Lewis

Vice President-Administration & Corporate Secretary

Hawaiian Electric Industries, Inc.

P. O. Box 730

Honolulu, Hawaii 96808-0730

Exhibit A

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES

Consolidating Balance Sheet (Page 1 of 3)

December 31, 2002

(Unaudited)

(in thousands)

	Hawaiian Electric Industries, Inc.	Hawaiian Electric Company, Inc. and subsidiaries	HEI Diversified, Inc. and subsidiary	HEI Investments, Inc.	HEI Properties, Inc.
ASSETS
Cash and equivalents	$25,059	1,726	214,758	1,058	$28
Notes receivable from affiliated companies	5,600	–	1,401	6,006	272
Accounts receivable and unbilled revenues, net	1,593	149,424	26,220	1,045	1
Available-for-sale investment and mortgage-related securities	7,971	–	1,952,317	–	–
Available-for-sale mortgage-related securities pledged for repurchase agreements	–	–	784,362	–	–
Held-to-maturity investment securities	–	–	89,545	–	–
Loans receivable, net	–	–	2,993,989	–	–
Property, plant and equipment, net	2,089	2,013,362	63,827	–	–
Regulatory assets	–	105,568	–	–	–
Other	4,939	166,306	123,167	46,864	3,466
Goodwill and other intangibles	–	–	97,572	–	–
Investments in subsidiaries, at equity	1,512,423	–	–	–	–

	$1,559,674	2,436,386	6,347,158	54,973	$3,767

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	$8,108	71,967	56,335	8	$–
Deposit liabilities	–	–	3,800,772	–	–
Short-term borrowings	10,922	5,600	–	–	–
Securities sold under agreements to repurchase	–	–	667,247	–	–
Advances from Federal Home Loan Bank	–	–	1,176,252	–	–
Long-term debt	504,000	705,270	17,073	–	–
Deferred income taxes	(13,110)	158,367	48,854	41,510	70
Contributions in aid of construction	–	218,094	–	–	–
Other	3,454	219,539	32,262	747	(174)

	513,374	1,378,837	5,798,795	42,265	(104)

HEI- and HECO-obligated preferred securities of trust subsidiaries directly or indirectly holding solely HEI and HEI-guaranteed and HECO and HECO-guaranteed subordinated debentures	–	100,000	–	–	–
Preferred stock of subsidiaries-not subject to mandatory redemption	–	34,293	113	–	–

	–	134,293	113	–	–

Stockholders’ equity
Common stock	839,503	381,349	331,072	9,080	3,968
Retained earnings (deficit)	176,118	542,023	185,468	3,628	(97)
Accumulated other comprehensive income (loss)	30,679	(116)	31,710	–	–

	1,046,300	923,256	548,250	12,708	3,871

	$1,559,674	2,436,386	6,347,158	54,973	$3,767

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES

Consolidating Balance Sheet (Page 2 of 3)

December 31, 2002

(Unaudited)

(in thousands)

(Continued)

	HEI Leasing, Inc	Pacific Energy Conservation Services, Inc.	HEI District Cooling, Inc.	ProVision Technologies, Inc.	Hycap Management, Inc.
ASSETS
Cash and equivalents	$3	64	2	119	$488
Notes receivable from affiliated companies	–	3	16	–	–
Accounts receivable and unbilled revenues, net	–	17	–	37	11
Available-for-sale investment and mortgage-related securities	–	–	–	–	–
Available-for-sale mortgage-related securities pledged for repurchase agreements	–	–	–	–	–
Held-to-maturity investment securities	–	–	–	–	–
Loans receivable, net	–	–	–	–	–
Property, plant and equipment, net	–	2	–	45	–
Regulatory assets	–	–	–	–	–
Other	–	–	–	260	–
Goodwill and other intangibles	–	–	–	–	–
Investments in subsidiaries, at equity	–	–	–	–	18,193

	$3	86	18	461	$18,692

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	$–	4	–	13	$–
Deposit liabilities	–	–	–	–	–
Short-term borrowings	–	–	–	–	–
Securities sold under agreements to repurchase	–	–	–	–	–
Advances from Federal Home Loan Bank	–	–	–	–	–
Long-term debt	–	–	–	–	–
Deferred income taxes	–	–	–	–	–
Contributions in aid of construction	–	–	–	–	–
Other	–	16	–	70	(36)

	–	20	–	83	(36)

HEI- and HECO-obligated preferred securities of trust subsidiaries directly or indirectly holding solely HEI and HEI-guaranteed and HECO and HECO-guaranteed subordinated debentures	–	–	–	–	–
Preferred stock of subsidiaries-not subject to mandatory redemption	–	–	–	–	–

	–	–	–	–	–

Stockholders’ equity
Common stock	10	600	1,250	1,260	18,365
Retained earnings (deficit)	(7)	(534)	(1,232)	(882)	363
Accumulated other comprehensive income (loss)	–	–	–	–	–

	3	66	18	378	18,728

	$3	86	18	461	$18,692

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES

Consolidating Balance Sheet (Page 3 of 3)

December 31, 2002

(Unaudited)

(in thousands)

(Continued)

	HEI Preferred Funding, LP	Hawaiian Electric Industries Capital Trust I	The Old Oahu Tug Service, Inc.	Reclassifications and Eliminations Dr. (Cr.)	Consolidated
ASSETS
Cash and equivalents	$1,220	–	–	–	$244,525
Notes receivable from affiliated companies	120,073	–	3,224	(136,595)	–
Accounts receivable and unbilled revenues, net	4	–	5	(2,030)	176,327
Available-for-sale investment and mortgage-related securities	–	–	–	–	1,960,288
Available-for-sale mortgage-related securities pledged for repurchase agreements	–	–	–	–	784,362
Held-to-maturity investment securities	–	–	–	–	89,545
Loans receivable, net	–	–	–	–	2,993,989
Property, plant and equipment, net	–	–	–	–	2,079,325
Regulatory assets	–	–	–	–	105,568
Other	–	–	–	–	345,002
Goodwill and other intangibles	–	–	–	–	97,572
Investments in subsidiaries, at equity	–	103,093	–	(1,633,709)	–

	$121,297	103,093	$3,229	(1,772,334)	$8,876,503

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	$11	–	$–	2,030	$134,416
Deposit liabilities	–	–	–	–	3,800,772
Short-term borrowings	–	–	–	16,522	–
Securities sold under agreements to repurchase	–	–	–	–	667,247
Advances from Federal Home Loan Bank	–	–	–	–	1,176,252
Long-term debt	–	–	–	120,073	1,106,270
Deferred income taxes	–	–	(260)	–	235,431
Contributions in aid of construction	–	–	–	–	218,094
Other	–	–	1,437	–	257,315

	11	–	1,177	138,625	7,595,797

HEI- and HECO-obligated preferred securities of trust subsidiaries directly or indirectly holding solely HEI and HEI-guaranteed and HECO and HECO-guaranteed subordinated debentures	–	100,000	–	–	200,000
Preferred stock of subsidiaries— not subject to mandatory redemption	–	–	–	–	34,406

	–	100,000	–	–	234,406

Stockholders’ equity
Common stock	121,286	3,093	2,443	873,776	839,503
Retained earnings (deficit)	–	–	(385)	728,345	176,118
Accumulated other comprehensive income (loss)	–	–	(6)	31,588	30,679

	121,286	3,093	2,052	1,633,709	1,046,300

	$121,297	103,093	3,229	1,772,334	$8,876,503

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES

Consolidating Statement of Income (Page 1 of 3)

Year ended December 31, 2002

(Unaudited)

(in thousands)

	Hawaiian Electric Industries, Inc.	Hawaiian Electric Company, Inc. and subsidiaries	HEI Diversified, Inc. and subsidiary	HEI Investments, Inc.	HEI Properties, Inc.
Revenues
Electric utility	$–	1,257,176	–	–	$–
Bank	–	–	399,255	–	–
Other	(3,881)	–	365	1,901	(629)
Equity in net income of subsidiaries	152,725	–	–	–	–

	148,844	1,257,176	399,620	1,901	(629)

Expenses
Electric utility	–	1,062,220	–	–	–
Bank	–	–	306,372	–	–
Other	16,984	–	134	99	72

	16,984	1,062,220	306,506	99	72

Operating income (loss)
Electric utility	–	194,956	–	–	–
Bank	–	–	92,883	–	–
Other	131,860	–	231	1,802	(701)

	131,860	194,956	93,114	1,802	(701)

Interest expense–other than bank	(37,576)	(44,232)	(1,427)	–	–
Allowance for borrowed funds used during construction	–	1,855	–	–	–
Preferred stock dividends of subsidiaries	–	(915)	(11)	–	–
Preferred securities distributions of trust subsidiaries	–	(7,675)	–	–	–
Allowance for equity funds used during construction	–	3,954	–	–	–

Income (loss) before income taxes and pfd. stock dividends and pfd. securities distributions	94,284	147,943	91,676	1,802	(701)
Income tax expense (benefit)	(23,933)	56,658	30,873	270	(145)

Income (loss) before pfd. stock dividends and pfd. securities distributions	118,217	91,285	60,803	1,532	(556)
Preferred stock dividends of parent	–	1,080	–	–	–
Preferred securities distributions	–	–	–	–	–

Net income (loss)	$118,217	90,205	60,803	1,532	$(556)

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES

Consolidating Statement of Income (Page 2 of 3)

Year ended December 31, 2002

(Unaudited)

(in thousands)

(Continued)

	HEI Leasing, Inc.	Pacific Energy Conservation Services, Inc.	HEI District Cooling, Inc.	ProVision Technologies, Inc.	Hycap Management, Inc.
Revenues
Electric utility	$–	–	–	–	$–
Bank	–	–	–	–	–
Other	–	206	–	343	8
Equity in net income of subsidiaries	–	–	–	–	1,441

	–	206	–	343	1,449

Expenses
Electric utility	–	–	–	–	–
Bank	–	–	–	–	–
Other	2	246	–	698	52

	2	246	–	698	52

Operating income (loss)
Electric utility	–	–	–	–	–
Bank	–	–	–	–	–
Other	(2)	(40)	–	(355)	1,397

	(2)	(40)	–	(355)	1,397

Interest expense–other than bank	–	–	–	–	–
Allowance for borrowed funds used during construction	–	–	–	–	–
Preferred stock dividends of subsidiaries	–	–	–	–	–
Preferred securities distributions of trust subsidiaries	–	–	–	–	–
Allowance for equity funds used during construction	–	–	–	–	–

Income (loss) before income taxes and pfd. stock dividends and pfd. securities distributions	(2)	(40)	–	(355)	1,397
Income tax expense (benefit)	–	–	–	1	489

Income (loss) before pfd. stock dividends and pfd. securities distributions	(2)	(40)	–	(356)	908
Preferred stock dividends of parent	–	–	–	–	–
Preferred securities distributions	–	–	–	–	–

Net income (loss)	$(2)	(40)	–	(356)	$908

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES

Consolidating Statement of Income (Page 3 of 3)

Year ended December 31, 2002

(Unaudited)

(in thousands)

(Continued)

	HEI Preferred Funding, LP	Hawaiian Electric Industries Capital Trust I	The Old Oahu Tug Service, Inc.	Reclassifications and Eliminations Dr. (Cr.)	Consolidated
Revenues
Electric utility	$–	–	–	–	$1,257,176
Bank	–	–	–	–	399,255
Other	10,060	–	50	11,153	(2,730)
Equity in net income of subsidiaries	–	8,619	–	162,785	–

	10,060	8,619	50	173,938	1,653,701

Expenses
Electric utility	–	–	–	–	1,062,220
Bank	–	–	–	–	306,372
Other	–	–	599	(210)	18,676

	–	–	599	(210)	1,387,268

Operating income (loss)
Electric utility	–	–	–	–	194,956
Bank	–	–	–	–	92,883
Other	10,060	8,619	(549)	173,728	(21,406)

	10,060	8,619	(549)	173,728	266,433

Interest expense–other than bank	–	–	–	(10,943)	(72,292)
Allowance for borrowed funds used during construction	–	–	–	–	1,855
Preferred stock dividends of subsidiaries	–	–	–	1,080	(2,006)
Preferred securities distributions of trust subsidiaries	–	–	–	8,360	(16,035)
Allowance for equity funds used during construction	–	–	–	–	3,954

Income (loss) before income taxes and pfd. stock dividends and pfd. securities distributions	10,060	8,619	(549)	172,225	181,909
Income tax expense (benefit)	–	–	(521)	–	63,692

Income (loss) before pfd. stock dividends and pfd. securities distributions	10,060	8,619	(28)	172,225	118,217
Preferred stock dividends of parent	–	–	–	(1,080)	–
Preferred securities distributions	–	8,360	–	(8,360)	–

Net income (loss)	$10,060	259	(28)	162,785	$118,217

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES

Consolidating Statement of Retained Earnings

Year ended December 31, 2002

(Unaudited)

(in thousands)

	Hawaiian Electric Industries, Inc.	Hawaiian Electric Company, Inc. and subsidiaries	HEI Diversified, Inc. and subsidiary	HEI Investments, Inc.	HEI Properties, Inc.
Retained earnings (deficit), beginning of year	$147,837	495,961	157,762	2,096	$459
Net income (loss)	118,217	90,205	60,803	1,532	(556)
Distributions of HEI Preferred Funding, LP	–	–	–	–	–
Common stock dividends	(89,936)	(44,143)	(33,097)	–	–

Retained earnings (deficit), end of year	$176,118	542,023	185,468	3,628	$(97)

	HEI Leasing, Inc.	Pacific Energy Conservation Services, Inc.	HEI District Cooling, Inc.	ProVision Technologies, Inc.	Hycap Management, Inc.
Retained earnings (deficit), beginning of year	$(5)	(494)	(1,232)	(526)	$555
Net income (loss)	(2)	(40)	–	(356)	908
Distributions of HEI Preferred Funding, LP	–	–	–	–	–
Common stock dividends	–	–	–	–	(1,100)

Retained earnings (deficit), end of year	$(7)	(534)	(1,232)	(882)	$363

	HEI Preferred Funding, LP	Hawaiian Electric Industries Capital Trust I	The Old Oahu Tug Service, Inc.	Reclassifications and Eliminations Dr. (Cr.)	Consolidated
Retained earnings (deficit), beginning of year	$–	–	(357)	654,219	$147,837
Net income (loss)	10,060	259	(28)	162,785	118,217
Distributions of HEI Preferred Funding, LP	(10,060)	–	–	(10,060)	–
Common stock dividends	–	(259)	–	(78,599)	(89,936)

Retained earnings (deficit), end of year	$–	–	(385)	728,345	$176,118

Exhibit A-1

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES

Consolidating Schedule—Balance Sheet Information (Page 1 of 2)

December 31, 2002

(Unaudited)

(in thousands)

	Hawaiian Electric Company, Inc.	Hawaii Electric Light Company, Inc.	Maui Electric Company, Limited
ASSETS
Cash and equivalents	$9	4	$1,713
Notes receivable from affiliated companies	14,900	–	23,000
Accounts receivable and unbilled revenues, net	105,238	25,091	20,337
Property, plant and equipment, net	1,239,230	406,857	367,275
Regulatory assets	74,946	16,557	14,065
Other	120,377	20,472	25,457
Investments in subsidiaries, at equity	355,869	–	–

	$1,910,569	468,981	$451,847

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$49,131	12,060	$10,371
Short-term borrowings	28,600	14,900	–
Long-term debt	495,689	140,993	171,680
Deferred income taxes	132,159	14,479	11,729
Contributions in aid of construction	138,298	54,288	25,508
Other	121,143	53,857	46,186

	965,020	290,577	265,474

HECO-obligated mandatorily redeemable trust preferred securities of subsidiary trusts holding solely HECO and HECO-guaranteed debentures	–	–	–
Preferred stock-not subject to mandatory redemption	22,293	7,000	5,000

	22,293	7,000	5,000

Stockholder’s equity
Common stock	381,349	99,990	94,286
Retained earnings	542,023	71,414	87,092
Accumulated other comprehensive loss	(116)	–	(5)

	923,256	171,404	181,373

	$1,910,569	468,981	$451,847

Continued on next page.

A-1-1

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES

Consolidating Schedule—Balance Sheet Information (Page 2 of 2)

December 31, 2002

(Unaudited)

(in thousands)

(Continued)

	HECO Capital Trust I	HECO Capital Trust II	Reclassifications and Eliminations Dr. (Cr.)	Consolidated
ASSETS
Cash and equivalents	$–	–	–	$1,726
Notes receivable from affiliated companies	51,546	51,546	(140,992)	–
Accounts receivable and unbilled revenues, net	–	–	(1,242)	149,424
Property, plant and equipment, net	–	–	–	2,013,362
Regulatory assets	–	–	–	105,568
Other	–	–	–	166,306
Investments in subsidiaries, at equity	–	–	(355,869)	–

	$51,546	51,546	(498,103)	$2,436,386

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$–	–	(405)	$71,967
Short-term borrowings	–	–	37,900	5,600
Long-term debt	–	–	103,092	705,270
Deferred income taxes	–	–	–	158,367
Contributions in aid of construction	–	–	–	218,094
Other	–	–	1,647	219,539

	–	–	142,234	1,378,837

HECO-obligated mandatorily redeemable trust preferred securities of subsidiary trusts holding solely HECO and HECO-guaranteed debentures	50,000	50,000	–	100,000
Preferred stock-not subject to mandatory redemption	–	–	–	34,293

	50,000	50,000	–	134,293

Stockholder’s equity
Common stock	1,546	1,546	197,368	381,349
Retained earnings	–	–	158,506	542,023
Accumulated other comprehensive loss	–	–	(5)	(116)

	1,546	1,546	355,869	923,256

	$51,546	51,546	498,103	$2,436,386

A-1-2

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES

Consolidating Schedule—Income Information (Page 1 of 2)

Year ended December 31, 2002

(Unaudited)

(in thousands)

	Hawaiian Electric Company, Inc.	Hawaii Electric Light Company, Inc.	Maui Electric Company, Limited
Revenues
Electric utility	$872,509	192,592	$192,532
Equity in net income of subsidiaries	30,782	–	–

	903,291	192,592	192,532
Expenses–Electric utility	747,382	162,553	152,285

Operating income	155,909	30,039	40,247
Interest expense	(32,458)	(9,512)	(10,631)
Allowance for borrowed funds used during construction	1,642	118	95
Preferred stock dividends of subsidiaries	–	–	–
Preferred securities distributions of trust subsidiaries	–	–	–
Allowance for equity funds used during construction	3,514	217	223

Income before income tax expense and preferred stock dividends	128,607	20,862	29,934
Income taxes	37,322	7,884	11,452

Income before preferred stock dividends	91,285	12,978	18,482
Preferred stock dividends	1,080	534	381

Net income	$90,205	12,444	18,101

Continued on next page.

A-1-3

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES

Consolidating Schedule—Income Information (Page 2 of 2)

Year ended December 31, 2002

(Unaudited)

(in thousands)

(Continued)

	HECO Capital Trust I	HECO Capital Trust II	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Revenues
Electric utility	$4,149	3,763	8,369	$1,257,176
Equity in net income of subsidiaries	–	–	30,782	–

	4,149	3,763	39,151	1,257,176
Expenses–Electric utility	–	–	–	1,062,220

Operating income	4,149	3,763	39,151	194,956
Interest expense	–	–	(8,369)	(44,232)
Allowance for borrowed funds used during construction	–	–	–	1,855
Preferred stock dividends of subsidiaries	–	–	915	(915)
Preferred securities distributions of trust subsidiaries	(4,025)	(3,650)	–	(7,675)
Allowance for equity funds used during construction	–	–	–	3,954

Income before income tax expense and preferred stock dividends	124	113	31,697	147,943
Income taxes	–	–	–	56,658

Income before preferred stock dividends	124	113	31,697	91,285
Preferred stock dividends	–	–	(915)	1,080

Net income	$124	113	30,782	$90,205

A-1-4

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES

Consolidating Schedule—Retained Earnings Information

Year ended December 31, 2002

(Unaudited)

(in thousands)

	Hawaiian Electric Company, Inc.	Hawaii Electric Light Company, Inc.	Maui Electric Company, Limited
Retained earnings, beginning of year	$495,961	65,690	$78,182
Net income	90,205	12,444	18,101
Common stock dividends	(44,143)	(6,720)	(9,191)

Retained earnings, end of year	$542,023	71,414	$87,092

	HECO Capital Trust I	HECO Capital Trust II	Reclassifi- Cations And Eliminations Dr. (Cr.)	Consolidated
Retained earnings, beginning of year	$–	–	143,872	$495,961
Net income	124	113	30,782	90,205
Common stock dividends	(124)	(113)	(16,148)	(44,143)

Retained earnings, end of year	$–	–	158,506	$542,023

A-1-5

HEI DIVERSIFIED, INC. AND SUBSIDIARY

Consolidating Schedule—Balance Sheet Information

December 31, 2002

(Unaudited)

(in thousands)

	HEI Diversified, Inc.	American Savings Bank, F.S.B. and subsidiaries	Reclassifications and Eliminations Dr. (Cr.)	Consolidated
ASSETS
Cash and equivalents	$54	214,704	–	$214,758
Notes receivable from affiliated companies	1,401	–	–	1,401
Accounts receivable and unbilled revenues, net	4	26,216	–	26,220
Available-for-sale mortgage-related securities	–	1,952,317	–	1,952,317
Available-for-sale mortgage-related securities pledged for repurchase agreements	–	784,362	–	784,362
Held-to-maturity investment securities	–	89,545	–	89,545
Loans receivable, net	–	2,993,989	–	2,993,989
Property, plant and equipment, net	–	63,827	–	63,827
Other	20,397	106,074	(3,304)	123,167
Goodwill and other intangibles	–	97,572	–	97,572
Investment in subsidiary, at equity	543,030	–	(543,030)	–

	$564,886	6,328,606	(546,334)	$6,347,158

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$141	56,194	–	$56,335
Deposit liabilities	–	3,800,772	–	3,800,772
Securities sold under agreements to repurchase	–	667,247	–	667,247
Advances from Federal Home Loan Bank	–	1,176,252	–	1,176,252
Long-term debt	17,073	–	–	17,073
Deferred income taxes	–	48,854	–	48,854
Other	(578)	32,840	–	32,262

	16,636	5,782,159	–	5,798,795

Preferred stock of savings bank subsidiary	–	113	–	113
Minority interests	–	3,304	3,304	–

Stockholder’s equity
Preferred stock	–	75,000	75,000	–
Common stock	331,072	243,628	243,628	331,072
Retained earnings	185,468	192,692	192,692	185,468
Accumulated other comprehensive income	31,710	31,710	31,710	31,710

	548,250	543,030	543,030	548,250

	$564,886	6,328,606	546,334	$6,347,158

A-2-1

HEI DIVERSIFIED, INC. AND SUBSIDIARY

Consolidating Schedule—Income Information

Year ended December 31, 2002

(Unaudited)

(in thousands)

	HEI Diversified, Inc.	American Savings Bank, F.S.B. and subsidiaries	Reclassifications and Eliminations Dr. (Cr.)	Consolidated
Revenues
Bank	$–	399,255	–	$399,255
Other	5,765	–	5,400	365
Equity in net income of subsidiary/minority interest	56,398	(173)	56,225	–

	62,163	399,082	61,625	399,620

Expenses
Bank	–	306,372	–	306,372
Other	134	–	–	134

	134	306,372	–	306,506

Operating income
Bank	–	92,883	–	92,883
Other	62,029	(173)	61,625	231

	62,029	92,710	61,625	93,114
Interest expense–other than bank	(1,427)	–	–	(1,427)
Preferred stock dividends of subsidiaries	–	–	11	(11)

Income before income taxes and preferred stock dividends	60,602	92,710	61,636	91,676
Income tax expense (benefit)	(201)	31,074	–	30,873

Income before preferred stock dividends	60,803	61,636	61,636	60,803
Preferred stock dividends	–	5,411	(5,411)	–

Net income	$60,803	56,225	56,225	$60,803

HEI DIVERSIFIED, INC. AND SUBSIDIARY

Consolidating Schedule—Retained Earnings Information

Year ended December 31, 2002

(Unaudited)

(in thousands)

	HEI Diversified, Inc.	American Savings Bank, F.S.B. and subsidiaries	Reclassifications and Eliminations Dr. (Cr.)	Consolidated
Retained earnings, beginning of year	$157,762	165,564	165,564	$157,762
Net income	60,803	56,225	56,225	60,803
Common stock dividends	(33,097)	(29,097)	(29,097)	(33,097)

Retained earnings, end of year	$185,468	192,692	192,692	$185,468

A-2-2

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES

Consolidating Schedule—Balance Sheet Information (Page 1 of 2)

December 31, 2002

(Unaudited)

(in thousands)

	American Savings Bank, F.S.B.	American Savings Investment Services Corp.	ASB Service Corporation	AdCommuni- cations, Inc.
ASSETS
Cash and equivalents	$188,151	4,408	19	$413
Accounts receivable and unbilled revenues, net	18,675	–	–	–
Available-for-sale mortgage-related securities	1,286,599	–	–	–
Available-for-sale mortgage-related securities pledged for repurchase agreements	784,362	–	–	–
Held-to-maturity investment securities	89,545	–	–	–
Loans receivable, net	2,022,814	–	–	–
Property, plant and equipment, net	63,629	178	20	–
Other	107,999	996	–	6
Goodwill and other intangibles	96,682	890	–	–
Investments in subsidiaries, at equity	1,841,607	–	–	–

	$6,500,063	6,472	39	$419

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$54,925	1,268	–	$–
Deposit liabilities	3,980,872	–	–	–
Securities sold under agreements to repurchase	667,247	–	–	–
Advances from Federal Home Loan Bank	1,176,252	–	–	–
Deferred income taxes	48,962	(108)	–	–
Other	31,803	1,037	–	–

	5,960,061	2,197	–	–

Preferred stock of savings bank subsidiary	–	–	–	–
Minority interests	–	–	–	–

Stockholder’s equity
Preferred stock	75,000	–	–	–
Common stock	243,628	2,010	359	61
Retained earnings (deficit)	194,079	2,265	(320)	358
Accumulated other comprehensive income	27,295	–	–	–

	540,002	4,275	39	419

	$6,500,063	6,472	39	$419

Continued on next page.

A-3-1

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES

Consolidating Schedule—Balance Sheet Information (Page 2 of 2)

December 31, 2002

(Unaudited)

(in thousands)

(Continued)

	ASB Realty Corporation	American Savings Mortgage Co., Inc.	Reclassifications and Eliminations Dr. (Cr.)	Consolidated
ASSETS
Cash and equivalents	$201,807	6	(180,100)	$214,704
Accounts receivable and unbilled revenues, net	7,541	–	–	26,216
Available-for-sale mortgage-related securities	667,105	–	(1,387)	1,952,317
Available-for-sale mortgage-related securities pledged for repurchase agreements	–	–	–	784,362
Held-to-maturity investment securities	–	–	–	89,545
Loans receivable, net	971,175	–	–	2,993,989
Property, plant and equipment, net	–	–	–	63,827
Other	2,046	–	(4,973)	106,074
Goodwill and other intangibles	–	–	–	97,572
Investments in subsidiaries, at equity	–	–	(1,841,607)	–

	$1,849,674	6	(2,028,067)	$6,328,606

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$4,974	–	4,973	$56,194
Deposit liabilities	–	–	180,100	3,800,772
Securities sold under agreements to repurchase	–	–	–	667,247
Advances from Federal Home Loan Bank	–	–	–	1,176,252
Deferred income taxes	–	–	–	48,854
Other	–	–	–	32,840

	4,974	–	185,073	5,782,159

Preferred stock of savings bank subsidiary	187,999	–	187,886	113
Minority interests	–	–	(3,304)	3,304

Stockholder’s equity
Preferred stock	–	–	–	75,000
Common stock	1,653,720	6	1,656,156	243,628
Retained earnings (deficit)	(1,434)	–	2,256	192,692
Accumulated other comprehensive income	4,415	–	–	31,710

	1,656,701	6	1,658,412	543,030

	$1,849,674	6	2,028,067	$6,328,606

A-3-2

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES

Consolidating Schedule—Income (Loss) Information

Year ended December 31, 2002

(Unaudited)

(in thousands)

	American Savings Bank, F.S.B.	American Savings Investment Services Corp.	ASB Service Corporation	AdCommunications, Inc.
Revenues
Bank	$305,756	10,093	–	$15
Equity in net income of subsidiaries/ minority interest	87,882	–	–	–

	393,638	10,093	–	15
Expenses–Bank	300,583	7,525	43	16

Operating income (loss)	93,055	2,568	(43)	(1)
Income taxes	30,043	1,031	–	–

Income (loss) before preferred stock dividends	63,012	1,537	(43)	(1)
Preferred stock dividends	5,400	–	–	–

Net income (loss)	$57,612	1,537	(43)	$(1)

	ASB Realty Corporation	American Savings Mortgage Co., Inc.	Reclassifications and Eliminations Dr. (Cr.)	Consolidated
Revenues
Bank	$110,629	–	27,238	$399,255
Equity in net income of subsidiaries/ minority interest	–	–	88,055	(173)

	110,629	–	115,293	399,082
Expenses–Bank	446	–	(2,241)	306,372

Operating income (loss)	110,183	–	113,052	92,710
Income taxes	–	–	–	31,074

Income (loss) before preferred stock dividends	110,183	–	113,052	61,636
Preferred stock dividends	23,621	–	(23,610)	5,411

Net income (loss)	$86,562	–	89,442	$56,225

A-3-3

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES

Consolidating Schedule—Retained Earnings (Deficit) Information

Year ended December 31, 2002

(Unaudited)

(in thousands)

	American Savings Bank, F.S.B.	American Savings Investment Services Corp.	ASB Service Corporation	AdCommunications, Inc.
Retained earnings (deficit), beginning of year	$165,564	1,628	(277)	$359
Net income (loss)	57,612	1,537	(43)	(1)
Common stock dividends	(29,097)	(900)	–	–

Retained earnings (deficit), end of year	$194,079	2,265	(320)	$358

	ASB Realty Corporation	American Savings Mortgage Co., Inc.	Reclassifications and Eliminations Dr. (Cr.)	Consolidated
Retained earnings (deficit), beginning of year	$(5,633)	–	(3,923)	$165,564
Net income (loss)	86,562	–	89,442	56,225
Common stock dividends	(82,363)	–	(83,263)	(29,097)

Retained earnings (deficit), end of year	$(1,434)	–	2,256	$192,692

A-3-4

Exhibit A-4

AMERICAN SAVINGS INVESTMENT SERVICES CORP. AND SUBSIDIARY

Consolidating Schedule—Balance Sheet Information

December 31, 2002

(Unaudited)

(in thousands)

	American Savings Investment Services Corp.	Bishop Insurance Agency of Hawaii, Inc.	Reclassifications and Eliminations Dr. (Cr.)	Consolidated
ASSETS
Cash and equivalents	$3,004	1,404	–	$4,408
Property, plant and equipment, net	73	105	–	178
Other	480	516	–	996
Goodwill and other intangibles	–	890	–	890
Investment in subsidiary, at equity	1,681	–	(1,681)	–

	$5,238	2,915	(1,681)	$6,472

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$17	1,251	–	$1,268
Deferred income taxes	–	(108)	–	(108)
Other	946	91	–	1,037

	963	1,234	–	2,197

Stockholder’s equity
Common stock	2,010	1,880	1,880	2,010
Retained earnings (deficit)	2,265	(199)	(199)	2,265

	4,275	1,681	1,681	4,275

	$5,238	2,915	1,681	$6,472

A-4-1

AMERICAN SAVINGS INVESTMENT SERVICES CORP. AND SUBSIDIARY

Consolidating Schedule—Income Information

Year ended December 31, 2002

(Unaudited)

(in thousands)

	American Savings Investment Services Corp.	Bishop Insurance Agency of Hawaii, Inc.	Reclassifications and Eliminations Dr. (Cr.)	Consolidated
Revenues
Bank	$6,246	3,847	–	$10,093
Equity in net income of subsidiary	44	–	44	–

	6,290	3,847	44	10,093
Expenses–Bank	3,752	3,773	–	7,525

Operating income	2,538	74	44	2,568
Income taxes	1,001	30	–	1,031

Net income	$1,537	44	44	$1,537

AMERICAN SAVINGS INVESTMENT SERVICES CORP. AND SUBSIDIARY Consolidating Schedule—Retained Earnings (Deficit) Information Year ended December 31, 2002 (Unaudited) (in thousands)
	American Savings Investment Services Corp.	Bishop Insurance Agency of Hawaii, Inc.	Reclassifications and Eliminations Dr. (Cr.)	Consolidated
Retained earnings (deficit), beginning of year	$1,628	(243)	(243)	$1,628
Net income	1,537	44	44	1,537
Common stock dividends	(900)	–	–	(900)

Retained earnings (deficit), end of year	$2,265	(199)	(199)	$2,265

A-4-2